SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 2)

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                               Rockprop, L.L.C.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                  November 7, 1995
            (Date of Event which Requires Filing of this Statement)


    If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].


               Rockprop, L.L.C. ("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR")(collectively, the "Reporting Persons"), hereby amend the report on Schedule 13D, dated October 18, 1995, as amended by Amendment No. 1 thereto dated October 26, 1995 (collectively, the "Schedule 13D"), filed by the Reporting Persons in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the
Schedule 13D.


Item 2.        Identity and Background.

               Item 2 of the Schedule 13D is further amended by adding the following paragraphs at the end thereof:

                     As described in Item 4, on November 7, 1995, RCPI Holdings Inc. ("RCPI Holdings"), RCPI Merger Inc. ("RCPI Merger"), Whitehall, Rockprop, Rockefeller, EXOR and Troutlet (the "Investor Group") entered into an Agreement and Plan of Merger, dated November 7, 1995 with RCPI (the "Merger Agreement"). In connection therewith, the Whitehall Investors, Rockefeller, EXOR and Troutlet consented to the assignment by Tishman Speyer to Rockprop of its rights under the letter agreement, dated October 1, 1995, and amended to the date hereof (including Exhibits 2, 3, 4, 5 and 17 to this Schedule 13D), by and among Whitehall, GSC, GSMC, Tishman Speyer and Rockefeller (as amended from time to time, the "Investor Group Letter") governing the relationship among the Investor Group.

                     To the knowledge of the Reporting Persons, RCPI Holdings is a Delaware corporation formed in connection with the transactions that are the subject of this Schedule 13D and is a wholly owned subsidiary of Whitehall. To the knowledge of the Reporting Persons, RCPI Merger is a Delaware corporation formed in connection with the transactions that are the subject of this Schedule 13D and is a wholly owned subsidiary of RCPI Holdings. To the knowledge of the Reporting Persons, neither RCPI Holdings nor RCPI Merger engage in any business other than that which they might be required to engage in to effectuate the Merger Agreement.


Item 3.        Source and Amount of Funds or Other Consideration.

               Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

                     In the Merger Agreement, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet agreed that of the $440 million in commitments Whitehall, Rockprop, Rockefeller, EXOR and Troutlet will make to RCPI Holdings, $134,031,880, $15,639,686, $15,639,686,
         $70,387,190 and $70,387,190, will be contributed by each of Whitehall, Rockprop, Rockefeller, EXOR and Troutlet, respectively, to pay the approximately $306 million consideration in the merger under the Merger Agreement.


Item 4.        Purpose of the Transaction.

                     Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs as new numbered paragraphs 5, 6, 7 and 8 immediately after numbered paragraph 4 appearing therein:

                     5. On November 7, 1995, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet entered into the Merger Agreement pursuant to which, on the terms and subject to conditions set forth therein, among other things, RCPI Merger would be merged with and into RCPI and the stockholders of RCPI would be entitled to receive $8 per share of Common Stock in cash. A copy of the Merger Agreement is attached hereto as Exhibit 18 and is incorporated herein by reference.

                     6. On November 7, 1995, the Whitehall Investors, Rockprop, Rockefeller, EXOR and Troutlet executed a letter agreement to, among other things, substitute Rockprop for Tishman Speyer in the Investor Group Letter. As a result, Tishman Speyer is no longer a Reporting Person for purposes of this Schedule 13D. A copy of the letter agreement, dated November 7, 1995, among the Whitehall Investors, Rockprop, Rockefeller, EXOR and Troutlet is attached hereto as Exhibit 19 and is incorporated herein by reference.

                     7. On November 7, 1995, in connection with the Merger Agreement, RCPI and GSMC executed a Supplemental Agreement (the "Supplemental Agreement") to the Loan Agreement pursuant to which GSMC agreed to extend RCPI additional credit of up to $45 million. A copy of the Supplemental Agreement is attached hereto as Exhibit 20 and is incorporated herein by reference.

                     8. On November 7, 1995, RCPI, GSC and Whitehall executed a letter agreement in which they agreed, among other things, that should the stockholders of RCPI fail to approve the Merger Agreement, GSC and Whitehall will cooperate with RCPI if it chooses to conduct a $200 million publicly registered rights offering at a price of no less than $6 per share of Common Stock. A copy of the letter agreement, dated November 7, 1995, among RCPI, GSC and Whitehall is attached hereto as Exhibit 21 and is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (b), (c), (d) and (e) immediately after lettered paragraph (a) appearing therein:

                     (b) On November 7, 1995, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, EXOR and Troutlet entered into the Merger Agreement pursuant to which, on the terms and subject to conditions set forth therein, among other things, RCPI Merger would be merged with and into RCPI and the stockholders of RCPI would be entitled to receive $8 per share of Common Stock in cash. A copy of the Merger Agreement is attached hereto as Exhibit 18 and is incorporated herein by reference.

                     (c) On November 7, 1995, the Whitehall Investors, Rockprop, Rockefeller, EXOR and Troutlet executed a letter agreement to, among other things, substitute Rockprop for Tishman Speyer in the Investor Group Letter. A copy of the letter agreement, dated November 7, 1995, among the Whitehall Investors, Rockprop, Rockefeller, EXOR and Troutlet is attached hereto as Exhibit 19 and is incorporated herein by reference.

                     (d) On November 7, 1995, in connection with the Merger Agreement, RCPI and GSMC executed the Supplemental Agreement pursuant to which GSMC agreed to extend to RCPI additional credit of up to $45 million. Pursuant to the Supplemental Agreement, on November 7, 1995, GSMC loaned RCPI $10.2 million. A copy of the Supplemental Agreement is attached hereto as
               Exhibit 20 and is incorporated herein by reference.

                     (e) On November 7, 1995, RCPI, GSC and Whitehall executed a letter agreement in which they agreed that should the stockholders of RCPI fail to approve the Merger Agreement, GSC and Whitehall will cooperate with RCPI if it chooses to conduct a $200 million publicly registered rights offering at a price of no less than $6 per share of Common Stock. A copy of the letter agreement, dated November 7, 1995, among RCPI, GSC and Whitehall is attached hereto as Exhibit 21 and is incorporated herein by reference.


Item 7.        Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

Exhibit No.          Exhibit                                    Page
-----------          --------                                   ----

18                   Agreement and Plan of Merger, dated
                     November 7, 1995, by and among
                     Rockefeller Center Properties, Inc.,
                     RCPI Holdings Inc., RCPI Merger Inc.,
                     Whitehall Street Real Estate Limited
                     Partnership V, Rockprop L.L.C., David
                     Rockefeller, EXOR GROUP S.A.,
                     Troutlet Investments Corporation and,
                     for the purposes of Sections 3.2,
                     4.1(a), 4.1(b), 4.3(a) and 4.4(b)
                     only, Goldman Sachs Mortgage Company
                     (excluding the Disclosure Schedules).

19                   Letter Agreement, dated November 7,
                     1995, by and among Whitehall Street
                     Real Estate Limited Partnership V,
                     Goldman, Sachs & Co., Goldman Sachs
                     Mortgage Company, Rockprop L.L.C.,
                     David Rockefeller, EXOR GROUP S.A.
                     and Troutlet Investments Corporation.

20                   Supplemental Agreement, dated
                     November 7, 1995, by and among
                     Rockefeller Center Properties, Inc.
                     and Goldman Sachs Mortgage Company.

21                   Letter Agreement, dated November 7,
                     1995, by and among Rockefeller Center
                     Properties, Inc., Goldman, Sachs &
                     Co. and Whitehall Street Real Estate
                     Limited Partnership V.



                                   SIGNATURE


               After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 1995



                           Rockprop, L.L.C.

                           By:   Tishman Speyer Crown Equities
                           Its:  Managing Member


                                 By:   Tishman Speyer Associates
                                         Limited Partnership,
                                         General Partner


                                       By: /s/ Jerry I. Speyer
                                           _________________________
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner



                           David Rockefeller


                                 By: /s/  Peter W. Herman
                                     ______________________________
                                       Peter W. Herman
                                       Attorney-in-Fact




                           Troutlet Investments Corporation


                                 By:  /s/  Alois Jurt
                                     ______________________________
                                       Alois Jurt

                                 Its: Director and Vice President



                           EXOR GROUP Societe Anonyme


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Istituto Finanziario Industriale S.p.A.


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Giovanni Agnelli & C. S.a.a.


                                 By:   /s/  Ernest Rubenstein
                                       ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact

                           /s/  Ernest Rubenstein
                           _____________________________
                           Giovanni Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           ______________________________
                           Umberto Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact


                           /s/  Ernest Rubenstein
                           ______________________________
                           Gianluigi Gabetti, by Ernest
                           Rubenstein, Attorney-in-Fact

                           /s/  Ernest Rubenstein
                           ______________________________
                           Cesare Romiti, by Ernest
                           Rubenstein, Attorney-in-Fact